Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum announces web cast of Annual and Special Meeting and
     Q1 results

     CALGARY, May 7 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) announces that Mr. Tim Granger, President and Chief Executive Officer, will give a corporate presentation on the Company at its Annual & Special
Meeting held May 11, 2009. Mr. Granger's presentation will be live after the formal part of the meeting at approximately 3:45 p.m. MST.Links to the web cast and presentation slides for will be available at the start of the presentation on Compton's website at www.comptonpetroleum.com. The web cast will be archived on the web site for 90 days.
     In addition, subsequent to the release of the Company's First Quarter
2009 Results on May 11, 2009, the Company will host a conference call and web cast with the investment community to discuss the Company's 2009 first quarter financial and operating results on Tuesday, May 12, 2009 at 8:00 a.m. MST
(10:00 a.m. EST). To participate in the conference call, please contact the
Conference Operator ten minutes prior to the call at 1-800-796-7558 or
1-416-646-3095. For a replay of this call, please dial: 1-877-289-8525 or
1-416-640-1917 and enter access code 21305716 followed by number sign until
May 21, 2009.
     A live audio web cast of the conference call will also be available on
Compton's website at www.comptonpetroleum.com. Shortly after the call, an audio archive will be posted on the website for 90 days. The web cast will be archived two hours after the presentation at the website.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: contact: Susan J. Soprovich, Director, Investor
Relations, Ph: (403) 668-6732, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:05e 07-MAY-09